Stronger together: Philips and BioTelemetry, Inc. Exhibit 99.1

Agenda 1. Welcome 2. Introducing Roy Jakobs About Philips 3. About Connected Care within Philips 4. Merging our Strengths 5. How we do this, together 6. Q&A 7. Close Roy Jakobs Executive Vice President and Chief Business Leader for the Connected Care businesses of Royal Philips; member of the Royal Philips Executive Committee

As a leading health technology company, it is our purpose to improve people’s health and well-being through meaningful innovation. We aim to improve 2.5 billion lives per year by 2030.* *2 billion by 2025 Our purpose as Philips Our role as Connected Care We help broaden the reach and deepen the impact of healthcare with solutions that leverage and unite devices, informatics, data and people across networks of care to enable our customers to deliver on the quadruple aim.

# Connected Care is truly global

## Half are in North America including most of our leadership

| Philips | Connected Care |
|---|---|
| **EUR 19.5 billion**<br>2019 Sales | **EUR 4.7 billion**<br>2019 Sales |
| **~81,000 employees**<br>in over 100 countries | **~10,000 employees**<br>in over 20 countries |
| **EUR 1.9 billion**<br>invested in R&D in 2019 | |

**#1 medtech company**
in Boston Consulting Group's 2020
'Top 50 most innovative companies'



Netherlands
(Amsterdam, Eindhoven, Ede)
Boeblingen, Germany
Basingstoke, UK
Bothell
Pittsburgh
Cambridge
Bangalore
India
Blumenau,
Brazil

Healthy living Prevention Diagnosis Treatment Home care Transforming the delivery of healthcare The health continuum is at the center of our strategy to drive the quadruple aim Connected Care (Inpatient, outpatient, community, home) Personal Health Diagnosis & Treatment Image Guided Therapy Precision Diagnosis

Will become 5th Business: BioTelemetry, Inc. expands our ability to provide patient care across settings leading to global leadership in patient care management Strong leadership positions for Connected Care #1 in patient monitoring 300 million patients per year  #1 in fetal monitoring 40 million babies birthed  #1 in sleep diagnostics #1 in home ventilation Leading digital services >10 million patients in the cloud Leading service solutions >600,000 patients managed #1 in eICU 4 million patients monitored (5 years) #1 in clinical workflows 3 million patients managed per year #1 installed base in AEDs  Monitoring & Analytics EUR 1.9 billion sales Sleep & Respiratory Care EUR 2.2 billion sales Connected Care Informatics and Therapeutic Care EUR 0.5 billion sales

Health System Informatics Connecting care across departments, hospitals and health systems enabled by informatics and analytics to achieve the quadruple aim of healthcare. (Condition-centric) Patient Care Management Delivery of acute and chronic care for patients with a specific (medical) condition across multiple care settings, including the hospital and the home. Philips to initially focus medical conditions such as Obstructive Sleep Apnea, COPD, and heart failure. Acute Patient Management Real-time monitoring and measurement of patients’ vital signs to provide clinical insights that optimize acute care delivery, such as in the intensive care unit (ICU), emergency transport and in the home. Our Strategy to Win by Connecting Care: winning in 3 domains

Connecting care means... For the paramedics sharing real-time vitals en route, connecting care means saving a life For the world’s best grandpa leaving the hospital, connecting care means healing at home For the busy intensivist turning a general ward into an ICU, connecting care means addressing a shortage For a child and his mom dealing with all too much, connecting care means having the remote support For the man moving quickly from patient room to the ICU, connecting care means monitoring in motion For the man tracking progress of his diabetes and sleep apnea, it means motivation to adhere to treatment

Combination of leading positions of Philips and BioTelemetry in hospital and home monitoring will result in #1 patient care management ecosystem

Leveraging our collective expertise to improve patient care across care settings for multiple diseases and medical conditions BioTelemetry, Inc. Jason Herpel Philips Nick Wilson Anticipate transaction will close in Q1 of 2021 What’s next? In the meantime… Continue to operate ‘business as usual’ as two separate organizations Critical that we do not comment or give opinions relating to the transaction publicly on social media, though we can share Philips and BioTelemetry posts Upon close, BioTelemetry will form a new business in Connected Care

We will be the best place to work for people who share our passion Foundation: personal development, inclusion and diversity

We are for connecting care with you!

Important Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of BioTelemetry or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by BioTelemetry. The offer to purchase shares of BioTelemetry common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Davies Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by BioTelemetry. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.